SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815U 201

(CUSIP Number)

James A. Hayward
50 Health Sciences Drive

Stony Brook, New York 11790

631-240-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U 201	13D	Page 1 of 2 Pages

1	NAME OF REPORTING PERSON James A. Hayward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,038,697 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,038,697 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,038,697 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.30 (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Reflects (i) 5,367,435 shares of Common Stock and (ii) 2,671,262 shares of Common Stock underlying exercisable options and warrants that may be exercised within 60 days from the date hereof. Does not reflect the remaining 12,500 unvested shares subject to options granted on December 21, 2015 pursuant to the Issuer’s 2005 Incentive Stock Plan, which will vest on December 21, 2019.

(2)	This percentage calculation is based on 46,660,795 shares of Common Stock outstanding as of September 13, 2019.

CUSIP No. 03815U 201	13D	Page 2 of 2 Pages

EXPLANATORY NOTE

This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on August 30, 2019 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 relates to the common stock, $0.001 par value per share (“Common Stock”), of Applied DNA Sciences, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended to include the following:

On September 12, 2019, the Reporting Person converted $1,585,313 aggregate principal amount of Notes into 2,935,764 shares of Common Stock at a conversion price of $0.54. On September 12, 2019, the Reporting Person received 2,935,764 shares of Common Stock from the Issuer. Following the conversion of the Notes into Common Stock on September 12, 2019, the Reporting Person no longer holds any Notes of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows.

(a)       As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 8,038,697 shares of Common Stock, constituting 16.30% of the 46,660,795 shares of Common Stock outstanding as of September 13, 2019.

(b)       The Reporting Person (i) has the sole power to vote or direct the vote of 8,038,697 shares of Common Stock; (ii) has the shared power to vote or direct the vote of 0 shares of Common Stock; (iii) has the sole power to dispose or direct the disposition of 8,038,697 shares of Common Stock; and (iv) has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)       Other than as disclosed in Item 3 above and in the Original Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)       As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019
James A. Hayward

	By:	/s/ James A. Hayward
	Name:	James A. Hayward